      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 16, 1999
                                                      REGISTRATION NO. 333-78921
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 --------------
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                                 --------------
                              SPORTSLINE USA, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 --------------

           DELAWARE                             7375                       65-0470894
(STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)        IDENTIFICATION NO.)

                                 --------------
                                6340 N.W. 5TH WAY
                         FORT LAUDERDALE, FLORIDA 33309
                                 (954) 351-2120
               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
        INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                                 --------------
                                  MICHAEL LEVY
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              SPORTSLINE USA, INC.
                                6340 N.W. 5TH WAY
                         FORT LAUDERDALE, FLORIDA 33309
                                 (954) 351-2120
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               -------------------
                          COPIES OF COMMUNICATIONS TO:
                            KENNETH C. HOFFMAN, ESQ.
                             GREENBERG TRAURIG, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                              PHONE: (305) 579-0500
                               FAX: (305) 579-0717

                                 --------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_____

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]______


         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                 ---------------
         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITY HOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED JULY 16, 1999



                                  $150,000,000

                                     [LOGO]

                   5% CONVERTIBLE SUBORDINATED NOTES DUE 2006
     (AND THE SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES)

                            -------------------------

         We issued $150,000,000 of notes in a private placement in March 1999. This prospectus will be used by selling security holders to resell their notes and the common stock issuable upon conversion of their notes.


         The notes are convertible at any time prior to maturity into common stock, at an initial conversion rate of 15.355 shares of common stock per $1,000 principal amount of notes which is equivalent to a conversion price of approximately $65.125 per share, subject to adjustment in certain events. Our common stock is quoted on the Nasdaq National Market under the symbol "SPLN." On July 15, 1999, the closing price of our common stock was $40.75 per share.

         We will pay interest on the notes on April 1 and October 1 of each year, beginning on October 1, 1999, at a rate of 5% per year. The notes will mature on April 1, 2006 unless earlier converted or redeemed. The notes are unsecured and are subordinated to our existing and future senior indebtedness. As of June 30, 1999, we had no material indebtedness other than the notes.


         We may redeem the notes after April 2, 2002, at the declining redemption prices listed in this prospectus, plus accrued interest. In addition, if a repurchase event occurs, we must offer to repurchase the notes.

         We will not receive any proceeds from the sale by the selling security holders of the notes or the common stock into which the notes are convertible. We will pay all expenses of the registration of the notes and the common stock other than selling commissions and fees and stock transfer taxes.

                            -------------------------

         SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DESCRIPTION OF CERTAIN MATTERS THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE NOTES OR THE COMMON STOCK INTO WHICH THE NOTES ARE CONVERTIBLE.

                           -------------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

               The date of this Prospectus is          , 1999

                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, the selling security holders may sell up to $150,000,000 aggregate principal amount of the notes or the applicable number of shares of common stock which are issuable upon conversion of the notes. This prospectus provides you with a general description of the notes and the common stock into which the notes are convertible that the selling security holders may offer. When the selling security holders sell the notes or the common stock, we may provide, if necessary, a prospectus supplement that will contain specific terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains or incorporates by reference statements about our future that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact we make in this prospectus or any other document incorporated by reference are forward-looking. In some cases, you can identify these forward-looking statements by terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative of those words or other comparable terminology. In evaluating these statements, you should specifically consider various factors, including the risks outlined under the caption "Risk Factors" in this prospectus. You should pay particular attention to the cautionary statements involving our limited operating history, the unpredictability of our future revenues, the unpredictable and evolving nature of our business model, the intensely competitive market for Internet services and products and the risks associated with capacity constraints, systems development, management of growth, acquisitions and international and domestic business expansion. These factors may cause our actual results to differ materially and adversely from any forward-looking statement.

                            -------------------------

                                TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                               ----

About This Prospectus.............................................................................................2
Special Note Regarding Forward-Looking Statements.................................................................2
Prospectus Summary................................................................................................3
Risk Factors......................................................................................................5
Use of Proceeds..................................................................................................14
Ratio of Earnings to Fixed Charges...............................................................................14
Description of Notes.............................................................................................15
Description of Capital Stock.....................................................................................23
United States Federal Income Tax Consequences....................................................................25
Selling Security Holders.........................................................................................29
Plan of Distribution.............................................................................................33
Legal Matters....................................................................................................34
Experts..........................................................................................................34
Where You Can Find More Information..............................................................................35

                            -------------------------


         "SportsLine USA" is a registered service mark of SportsLine USA, Inc. The CBS "eye device" is a registered trademark of CBS Inc. This prospectus also includes trademarks and trade names of companies other than SportsLine USA and CBS. All other company or product names are trademarks or registered trademarks of their owners.

         Information contained on our Web sites are not part of this prospectus.

                               PROSPECTUS SUMMARY

         Because this is a summary, it may not contain all information that may be important to you. You should read this entire prospectus, including the information incorporated by reference and the financial data and related notes, before making an investment decision. When used in this prospectus, the terms "we," "our" and "us" refer to SportsLine USA, Inc. and not the selling security holders.

                              SPORTSLINE USA, INC.

         We are a leading Internet-based sports media company that provides branded, interactive information and programming as well as merchandise to sports enthusiasts worldwide. cbs.sportsline.com, our flagship site on the World Wide Web, delivers real-time, in-depth and compelling sports content and programming that capitalizes on the Web's unique graphical and interactive capabilities. Our other Web sites include those devoted to the following:

         - sports superstars such as Joe Namath, Michael Jordan (jordan.sportsline.com), Tiger Woods (tigerwoods.com), Shaquille O'Neal (shaq.com) and Cal Ripken, Jr. (2131.com),


         - specific sports such as baseball (majorleaguebaseball.com), golf (golfweb.com and pgatour.com) and cricket (cricinfo.org),


         - international sports coverage (sportsline.com/u/worldwide), and

         -        electronic odds and analysis on major sports events
                  (vegasinsider.com).

         Our objective is to become the leading Internet-based sports media company and to create a global sports brand. Accordingly, we focus exclusively on sports and distinguish ourselves from other content providers by offering innovative, timely and comprehensive sports content.

         Our products and services include:

         - distribution of a broad range of up-to-date news, scores, player and team statistics and standings, photos and audio and video clips obtained from CBS and other leading sports news organizations as well as our superstar athletes,

         - broadcasts of web-based real-time animated re-creations of major sporting events,

         - distribution of instant odds and picks from well-known handicappers,

         - production and distribution of entertaining, interactive and original programming such as editorials and analyses from our in-house staff and freelance journalists,

         - production and offerings of contests, games, fantasy league products and fan clubs, and

         -        sales of sports-related merchandise and memorabilia.


         We also own and operate a state-of-the-art radio studio from which we produce all-sports radio programming which is broadcast over the Internet and on traditional radio stations.


         We were incorporated in Delaware in February 1994. Our principal executive offices are located at 6340 N.W. 5th Way, Fort Lauderdale, Florida 33309, and our telephone number is (954) 351-2120.

                                  THE OFFERING

 Securities Offered........................         $150,000,000 aggregate principal amount of our 5% Convertible
                                                    Subordinated Notes due 2006 and shares of our common stock issuable upon conversion of the notes.

 Interest..................................         We will pay interest on the notes on April 1 and October 1 of each year, commencing October 1, 1999.

 Maturity..................................         April 1, 2006

 Conversion................................         You may convert your notes at any time through the close of business on the final maturity date of the notes, unless the notes have been previously redeemed or repurchased, at an
                                                    initial conversion rate of 15.355 shares of common stock per
                                                    $1,000 principal amount of notes which is equivalent to a
                                                    conversion price of approximately $65.125 per share.

 Optional Redemption.......................         We may redeem the notes in whole or in part on or after April
                                                    2, 2002, at the redemption prices listed in this prospectus, together with accrued interest.
 Repurchase at Option of Holders
    Upon a Repurchase Event................         If a repurchase event occurs, we will be required to offer to repurchase the notes for cash or, at our option, shares of our common stock at a repurchase price of 100% of the principal amount of the notes, plus accrued interest. If we decide to offer our common stock instead of cash, our common stock will be valued at 95% of the average of the closing prices for the five trading days immediately before and including the third trading day prior to the repurchase date.

 Ranking...................................         Subordinate to all of our existing and future senior
                                                    indebtedness. As of June 30, 1999, we had no material senior indebtedness. Neither we nor our subsidiaries are limited
                                                    under the indenture from incurring additional debt.

 Use of Proceeds...........................         We will not receive any of the proceeds from the sale of the notes or the common stock offered in this prospectus.

 Trading...................................         The notes are currently traded in The Portal Market. However, any notes sold under this prospectus will no longer trade in
                                                    The Portal Market. Our common stock is quoted on the Nasdaq
                                                    National Market under the symbol "SPLN".

                                  RISK FACTORS

         You should carefully consider the following factors and other information included or incorporated by reference in this prospectus before investing in the notes or common stock.

WE HAVE ONLY BEEN OPERATING OUR BUSINESS SINCE AUGUST 1995

         We were incorporated in February 1994 and commercially introduced our first Web site in August 1995. We first recognized revenue from operations in the quarter ended September 30, 1995. Accordingly, we have a limited operating history upon which you may evaluate us. You should consider our prospects in light of the risks, expenses and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, including the Internet-based advertising, information services and commerce markets. As an early stage online content provider and commerce company, we have an evolving and unpredictable business model, we face intense competition, we must effectively manage our growth and we must respond quickly to rapid changes in customer demands and industry standards. To address these risks, we must provide compelling and original content to our users, we must maintain our existing relationships and effectively develop new relationships with advertisers, advertising agencies and other third parties, we must develop and upgrade our technology and respond to competitive developments, and we must attract, retain and motivate qualified personnel. We may not succeed in addressing these challenges and risks.

WE HAVE AN ACCUMULATED DEFICIT AND WE ANTICIPATE FURTHER LOSSES

         We have incurred significant losses since we began doing business. To date, we have achieved only limited revenue and our ability to generate significant revenue is subject to substantial uncertainty. We may not ever generate sufficient revenue to meet our expenses or achieve or maintain profitability. We incurred net losses of $16.1 million during 1996, $34.2 million during 1997, $35.5 million during 1998, and $10.1 million during the first quarter of 1999. As of March 31, 1999, we had an accumulated deficit of $102.4 million. We expect to continue to incur losses for at least the next 24 to 36 months.

         Since inception, we have incurred substantial costs to develop and enhance our technology, to create, introduce and enhance our service offerings, to acquire and develop content, to build traffic on our Web sites, to acquire members, to establish marketing relationships and to build an administrative organization. We intend to continue these efforts and we plan to increase our spending for marketing and for the development and acquisition of content. We have entered into various licensing, royalty and consulting agreements with content providers, vendors, athletes and sports organizations, which agreements provide for consideration in various forms, including issuance of warrants to purchase shares of our common stock and payment of royalties, bounties and certain other guaranteed amounts on a per member and/or a minimum dollar amount basis over terms ranging from one to ten years. Additionally, some of these agreements provide for a specified percentage of advertising and merchandising revenue to be paid to the athlete or organization from whose Web site the revenue is derived. As of March 31, 1999, the minimum guaranteed payments we were required to make under such agreements were $6,076,000. Our minimum guaranteed payments are subject to reduction in the case of certain agreements based upon the appreciation of warrants issued, the value of stock received on exercise of such warrants and the amount of profit sharing earned under the related agreements. Also, we recorded non-cash expense of $12,000,000 for the year ended December 31, 1998 related to our agreement with CBS and will record an additional $160,098,000 of non-cash expense over the remaining eight-year term of our agreement with CBS. Additionally, non-cash expense under our agreement with AOL will total $21,906,000 over the remaining term of that agreement.

OUR QUARTERLY RESULTS MAY FLUCTUATE AND OUR FUTURE REVENUES ARE UNPREDICTABLE AND MAY BE SEASONAL

         Due to our limited operating history and the unpredictability of our industry, we cannot accurately forecast our revenue. Our revenues for the foreseeable future will continue to come from a mix of advertising, merchandise sales, membership and premium service fees, content licensing, Web site development and syndication fees. We are likely to experience fluctuations in quarterly revenue and operating results due to the level of advertising revenue within each quarter. We base our current and future expense levels on our investment plans and estimates of future revenues. Our expenses are to a large extent fixed. We may not be able to adjust our spending quickly if our revenues fall short of our expectations.

         Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, including:

         -        the level of usage of the Internet,

         -        the level of traffic on our Web sites,

         -        demand for Internet advertising,

         - seasonal trends in both Internet usage and advertising placements,

         -        the addition or loss of advertisers,

         -        the advertising budgeting cycles of individual advertisers,

         - the number of users that purchase memberships, merchandise or premium services,

         - the amount and timing of capital expenditures and other costs relating to the expansion of our operations,

         - the introduction of new sites and services by us or our competitors,

         -        price competition or pricing changes in the industry, and

         - general economic conditions and economic conditions specific to the Internet, electronic commerce and online media.

         Furthermore, we expect that our revenue will be higher leading up to and during major U.S. sports seasons and lower at other times of the year, particularly during the summer months. In addition, the effect of such seasonal fluctuations in revenue could be enhanced or offset by revenue associated with major sports events, such as the Olympics and World Cup events, although such events do not occur every year. We believe that advertising sales in traditional media, such as television, generally are lower in the first and third calendar quarters of each year, and that advertising expenditures fluctuate significantly with economic cycles. Depending on the extent to which the Internet is accepted as an advertising medium, seasonality and cyclicality in the level of Internet advertising expenditures could become more pronounced in which case our revenues may be affected by such seasonal and cyclical patterns.

                  Due to all of the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is possible that our operating results may fall below the expectations of securities analysts or investors in some future quarter which would likely cause the trading price of the notes and our common stock to decline.

WE ARE DEPENDENT UPON OUR RELATIONSHIP WITH CBS TO EXECUTE OUR BUSINESS PLAN

         In March 1997, we entered into a five-year agreement with CBS, pursuant to which our flagship Web site was renamed "cbs.sportsline.com." We amended our agreement with CBS in February 1999 to extend the term through 2006. Over the term of the agreement, we have the right to use certain CBS logos and television-related sports content and will receive extensive network television advertising and on-air promotions. This network television advertising and on-air promotions, as well as the association of our brand with CBS, are important elements of our strategy to increase awareness of the SportsLine brand and build traffic on our Web sites. Under the agreement, CBS has the right to receive specified percentages of our net revenues. The agreement requires us to maintain and operate our flagship Web site, cbs.sportsline.com, in accordance with certain guidelines and restrictions and to cease using any content on cbs.sportsline.com which CBS determines conflicts, interferes with or is detrimental to CBS's reputation or business or which becomes subject to any third party restriction or claim which would prohibit, limit or restrict the use of such content on the Internet. CBS has the right to terminate the agreement upon the acquisition by a CBS competitor of 40% or more of the voting power of our equity securities or in certain other circumstances, including if we breach a material term or condition or the agreement or if we become insolvent or subject to bankruptcy or similar proceedings.

         We cannot assure you that CBS will perform its obligations under the agreement, or that the agreement will significantly increase consumer awareness of our brand or build traffic on our Web sites. Any failure of CBS to perform its material obligations under the agreement, or the termination of the agreement prior to the end of its term, would have a material adverse effect on our business, results of operations and financial condition.

WE RELY ON OTHER STRATEGIC RELATIONSHIPS IN ORDER TO EXECUTE OUR BUSINESS PLAN

         In addition to our relationship with CBS, we have entered into other strategic relationships with sports superstars and personalities, sports organizations, commercial online services (such as AOL), third party Web sites (such as Excite, Netscape and InfoSpace) and developers of browsers and other Internet-based products. We rely on these relationships to increase awareness of our brand among consumers, to create revenue opportunities and to obtain content for our Web sites. We cannot assure you that a party to any of our strategic agreements will perform its obligations as agreed or that we will be able to specifically enforce any such agreement. Many of the these strategic agreements are short-term in nature and certain of these agreements may be terminated by either party on short notice. Our failure to maintain or renew these existing strategic relationships, to establish additional strategic relationships or to fully capitalize on any such relationship could have a material adverse effect on our business, results of operations and financial condition.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY

         The market for Internet services and products is relatively new, intensely competitive and rapidly changing. Since the Internet's commercialization in the early 1990's, the number of Web sites on the Internet competing for consumers' attention and spending has proliferated with no substantial barriers to entry, and we expect that competition will continue to intensify. Competition could result in less user traffic to our Web sites, price reductions for our advertising, reduced margins or loss of market share, any of which would have a material adverse effect on our business, results of operations and financial condition.

         We compete for advertisers, viewers, members, content providers, merchandise sales and rights to sports events with the following categories of companies:


         - online services or Web sites targeted to sports enthusiasts generally (such as ESPN.com, CNN and Sports Illustrated's CNN/SI and Fox Sports) or to enthusiasts of particular sports (such as Web sites maintained by the NFL, the NBA and the NHL),


         - publishers and distributors of traditional off-line media (such as television, radio and print), including those targeted to sports enthusiasts, many of which have established or may establish Web sites,

         - general purpose consumer online services such as AOL and Microsoft Network, each of which provides access to sports-related content and services,

         - vendors of sports information, merchandise, products and services distributed through other means, including retail stores, mail, facsimile and private bulletin board services, and

         - Web search and retrieval services and portals, such as AltaVista, Excite, InfoSeek, Lycos, Netscape and Yahoo!, and other high-traffic Web sites.

         Our ability to compete depends on many factors, many of which are outside of our control. These factors include the quality of content provided by us and by our competitors, the ease of use of services developed either by us or by our competitors, the timing and market acceptance of new and enhanced services developed either by us or by our competitors, and sales and marketing efforts by us and our competitors.

         Based on our review of publicly available documents, we believe some of our existing competitors, as well as potential new competitors, have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and substantially larger user or membership bases than we do. This may allow them to devote greater resources than we can to the development and promotion of their services. In addition, some of these competitors may be able to respond more quickly than us to new or emerging technologies and changes in Internet user requirements and to devote greater resources than us to the development, promotion and sale of their services. There can be no assurance that our current or potential competitors will not develop products and services comparable or superior to those developed by us or adapt more quickly than us to new technologies, evolving industry trends or changing Internet user preferences. In addition, as we expand internationally we are likely to face new competition. There can be no assurance that we will be able to compete successfully against current and future competitors, or that competitive pressures would not have a material adverse effect on our business, results of operations and financial condition.

WE ARE DEPENDENT ON CERTAIN CONTENT PROVIDERS AND ARE REQUIRED TO MAKE SIGNIFICANT PAYMENTS TO SUCH CONTENT PROVIDERS

         We rely on independent content providers for sports news, scores, statistics and other sports information. Our future success depends, in significant part, on our ability to maintain and renew our relationships with these content providers and to build new relationships with other content providers. Our agreements with content providers generally are short-term and may be terminated by the content provider if we fail to fulfill our obligations under the applicable agreement. Some of our content providers compete with one another and, to some extent, with us for advertising and members. Termination of one or more significant content provider agreements would decrease the availability of sports news and information which we can offer our customers and could have a material adverse effect on our business, results of operations and financial condition.

         Most of our agreements with content providers are nonexclusive, and many of our competitors offer, or could offer, content that is similar or the same as that obtained by us from such content providers. In addition, the growing reach and use of the Internet have further intensified competition in this industry. Consumers have gained free access to certain information provided directly on the Internet by certain content providers. To the extent that content providers, including but not limited to our current suppliers, provide information to users at a lower cost than us or at minimal or no cost, our business, results of operations and financial condition could be materially adversely affected.

         Fees payable to content providers constitute a significant portion of our cost of revenue. There can be no assurance that these content providers will enter into or renew agreements with us on the same or similar terms as those currently in effect. If we are required to increase the fees payable to our content providers, such increased payments could have a material adverse effect on our business, results of operations and financial condition.

EFFECTIVELY MANAGING OUR GROWTH MAY BE DIFFICULT

         We have rapidly and significantly expanded our operations and anticipate that significant expansion of our operations will continue to be required in order to address potential market opportunities. This growth is likely to place a significant strain on our management, operational and financial resources and systems. To manage our growth, we must implement systems and train and manage our employees. In addition, it may become necessary to increase the capacity of our software, hardware and telecommunications systems on short notice. We cannot assure you that our management will be able to effectively or successfully manage our growth.

OUR ACQUISITION STRATEGY HAS CERTAIN RISKS

         Our acquisition strategy is subject to the following risks:

         - we may not be able to identify additional suitable acquisition candidates available for sale at reasonable prices,

         - acquisitions may cause a disruption in our ongoing business, distract our management and other resources and make it difficult to maintain our standards, controls and procedures,

         - we may not be able to consummate any acquisition or successfully integrate services, products and personnel of any acquisition into our operations,

         - we may acquire companies in markets in which we have little experience, and

         - we may be required to incur debt or issue equity securities, which may be dilutive to existing shareholders, to pay for acquisitions.

OUR STRATEGY TO EXPAND INTERNATIONALLY HAS CERTAIN RISKS

         We plan to continue to expand our business internationally and expect that our international operations will be subject to most of the risks inherent in our business generally. We can not assure you that revenue from international operations will increase in the future or that operating losses will not be incurred from such operations. In addition, there are certain risks inherent in doing business in international markets, such as:

         - changes in regulatory requirements, tariffs and other trade barriers,

         -        fluctuations in currency exchange rates,

         -        potentially adverse tax consequences,

         -        difficulties in managing or overseeing foreign operations, and

         - differences in consumer preferences and requirements in different markets.

WE MAY NOT BE ABLE TO PROTECT OUR PROPRIETARY RIGHTS AND WE MAY INFRINGE THE PROPRIETARY RIGHTS OF OTHERS

         Proprietary rights are important to our success and competitive position. In 1996, we were issued a United States trademark registration for our former SportsLine USA logo. We have applied to register in the United States our current SportsLine USA logo and a number of other marks, several of which include the term "SportsLine USA." We have filed applications to register "SportsLine" marks in Australia, the United Kingdom and other countries. We can not assure you that we will be able to secure adequate protection for these trademarks in the United States or in foreign countries. Although we seek to protect our proprietary rights, our actions may be inadequate to protect any trademarks and other proprietary rights or to prevent others from claiming violations of their trademarks and other proprietary rights. In addition, effective copyright and trademark protection may be unenforceable or limited in certain countries, and the global nature of the Internet makes it impossible to control the ultimate destination of our work. We also license content from third parties and it is possible that we could become subject to infringement actions based upon the content licensed from those third parties. We generally obtain representations as to the origin and ownership of such licensed content; however, this may not adequately protect us. Any of these claims, with or without merit, could subject us to costly litigation and divert the attention of our technical and management personnel.

OUR BUSINESS IS AT RISK OF SYSTEM FAILURES, DELAYS AND INADEQUACY

         The performance of our Web sites is critical to our reputation and ability to attract and retain users, advertisers and members. Services based on sophisticated software and computer systems often encounter development delays and the underlying software may contain undetected errors or failures when introduced. Any system error or failure that causes interruption in availability or an increase in response time could result in a loss of potential or existing users, advertisers or members and, if sustained or repeated, could reduce the attractiveness of our Web sites to users and advertisers. A sudden and significant increase in the number of users of our Web sites also could strain the capacity of the software, hardware or telecommunications systems we deploy, which could lead to slower response time or system failures. In addition, if the number of Web pages or users of our Web sites increases substantially, our hardware and software infrastructure may not be able to adequately handle the increased demand. Our operations also are dependent upon receipt of timely feeds and computer downloads from content providers, and any failure or delay in the transmission or receipt of such feeds and downloads, whether on account of our system failure, our content providers, the public network or otherwise, could disrupt our operations. Any failure or delay that causes interruptions in our operations could have a material adverse effect on our business, results of operations and financial condition.

OUR SUCCESS IS DEPENDENT ON OUR KEY PERSONNEL


         Our future success depends, in part, upon the continued service of our senior management and other key personnel. Although we are the beneficiary of a key man life insurance policy covering Michael Levy, our President and Chief Executive Officer, and in June 1998 we entered into an employment agreement with Mr. Levy which continues in effect through December 31, 2003, the loss of his services or the services of one or more of our other executive officers or key employees could have a material adverse effect on our business, results of operations and financial condition. Our future success also depends on our continuing ability to attract and retain highly qualified technical, editorial and managerial personnel. Competition for such personnel is intense, and we have, at times, experienced difficulties in attracting the desired number of such individuals.

OUR BUSINESS DEPENDS ON THE GROWTH OF THE INTERNET

         Our market is new and rapidly evolving. Our success is highly dependent upon continued growth in the use of the Internet generally and, in particular, as a medium for advertising, information services and commerce. Internet usage may be inhibited for a number of reasons, such as:

         - the Internet infrastructure may not be able to support the demands placed on it, and its performance and reliability may decline as usage grows,

         - security and authentication concerns with respect to the transmission over the Internet of confidential information, such as credit card numbers, and attempts by unauthorized computer users, so-called hackers, to penetrate online security systems,

         - privacy concerns, including those related to the ability of web sites to gather user information without the user's knowledge or consent, and

         - the lack of availability of cost-effective, high-speed services.

         If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth or its performance or reliability may decline. In addition, Web sites may from time to time experience interruptions in service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays frequently occur in the future, Internet usage, as well as usage of our Web sites, could be adversely affected.

ADOPTION OF THE INTERNET AS AN ADVERTISING MEDIUM IS UNCERTAIN

         Our business, results of operations and financial condition would be materially adversely affected if the Internet advertising market develops more slowly than we expect or if we are unsuccessful in increasing our advertising revenues. We derive a substantial portion of our revenue from the sale of advertisements on our Web sites. Since the Internet advertising market is new and rapidly evolving, we cannot yet gauge its effectiveness as compared to traditional advertising media.

         The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information and advertising products and services. Advertisers that have traditionally relied upon other advertising media may be reluctant to advertise on the Internet. These businesses may find Internet advertising to be less effective than traditional advertising media for promoting their products and services. Many potential advertisers have little or no experience using the Internet for advertising purposes. Consequently, they may allocate only limited portions of their advertising budgets to Internet advertising.

         Advertisers may not advertise on our Web sites or may pay less for advertising on our Web sites if they do not believe that they can reliably measure the effectiveness of Internet advertising or the demographics of the user viewing their advertisements. We use both internal measurements and measurements provided to us by third parties. If these third parties are unable to continue to provide these services, we would have to perform them ourselves or obtain them from another provider. This could cause us to incur additional costs or cause interruptions in our business while we are replacing these services. In addition, we are implementing additional systems designed to record demographic data on our users. If we do not implement these systems successfully, we may not be able to accurately evaluate the demographic characteristics of our users. Moreover, "filter" software programs that limit or prevent advertising from being delivered to an Internet user's computer are available. Widespread adoption of this software could adversely affect the commercial viability of Internet advertising.

         To the extent that minimum guaranteed impression levels are not met ratably over the contract period, we defer recognition of the corresponding pro-rata portion of the revenues related to such unfulfilled obligation until the guaranteed impression levels are achieved. Advertising based on impressions, or the number of times an advertisement is delivered to users, comprises virtually all of our current revenues. To the extent that minimum impression levels are not achieved for any reason, we may be required to provide additional impressions after the contract term, which would reduce our advertising inventory.

         Our revenues could be adversely affected if we are unable to adapt to other Internet advertising pricing models that are adopted as industry standard. It is difficult to predict which, if any, pricing models for Internet advertising will emerge as the industry standard. This makes it difficult to project our future advertising rates and revenues.

WE MAY NOT BE ABLE TO ADAPT AS INTERNET TECHNOLOGIES AND CUSTOMER DEMANDS CONTINUE TO EVOLVE

         To be successful, we must adapt to rapidly changing Internet technologies by continually enhancing our Web sites and introducing new services to address our customers' changing demands. We could incur substantial costs if we need to modify our services or infrastructure in order to adapt to changes affecting providers of Internet services. Our business, results of operations and financial condition could be materially adversely affected if we incurred significant costs to adapt, or cannot adapt, to these changes.

CONCERNS REGARDING SECURITY OF TRANSACTIONS AND TRANSMITTING CONFIDENTIAL INFORMATION OVER THE INTERNET

         A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information. We cannot assure you that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the algorithms we use to protect customer transaction data. If any such compromise of our security were to occur it could have a material adverse effect on our business, results of operations and financial condition. If someone is able to circumvent our security measures, such person could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet generally, and the Web in particular, especially as a means of conducting commercial transactions. To the extent that our activities or the activities of third party contractors involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could expose us to a risk of loss or litigation and possible liability. We cannot assure you that our security measures will prevent security breaches or that failure to prevent such security breaches would not have a material adverse effect on our business, results of operations and financial condition.

REGULATORY AND LEGAL UNCERTAINTIES COULD HARM OUR BUSINESS

         Any new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could decrease the demand for our service, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition. There is, and will be, an increasing number of laws and regulations pertaining to the Internet. These laws or regulations may relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing.

         Our contests and sweepstakes may be subject to state and federal laws governing lotteries and gambling. We seek to design our contest and sweepstakes rules to fall within exemptions from such laws and restricts participation to individuals over 18 years of age who reside in jurisdictions within the United States and Canada in which the contests and sweepstakes are lawful. We cannot assure you that our contests and sweepstakes will be exempt from such laws or that the applicability of such laws to us would not have a material adverse effect on our business, results of operations and financial condition.

WE MAY BE LIABLE FOR THE CONTENT WE MAKE AVAILABLE ON THE INTERNET

         We may be subject to legal claims relating to the content we make available on our Web sites, or the downloading and distribution of such content. For example, persons may bring claims against us if material that is inappropriate for viewing by young children can be accessed from our Web sites. Claims could also involve such matters as defamation, invasion of privacy and copyright infringement. Providers of Internet products and services have been sued in the past, sometimes successfully, based on the content of material. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed. Any costs or imposition of liability that is not covered by insurance or in excess of insurance coverage could have a material adverse effect on our business, results of operations and financial condition. Implementing measures to reduce our exposure to this liability may require us to spend substantial resources and limit the attractiveness of our service to users.

OUR SYSTEMS MAY NOT BE YEAR 2000 COMPLIANT

         We utilize a significant number of computer software programs and operating systems across our entire organization, including applications used in operating our various Web sites, member services, e-commerce, and various administrative and billing functions. To the extent that our software applications contain source codes that are unable to appropriately interpret the upcoming calendar year 2000, some level of modification, or even possible replacement of such applications may be necessary.


         We have retained a consulting firm to help assess our Year 2000 compliance. The assessment is currently being conducted in four phases, the first two of which have been completed. During Phase One, we analyzed facilities, applications, network, distributed computing, infrastructure, and data in order to determine the size, scope, and complexity of our exposure to Year 2000. During Phase Two, specific strategies required to bring exposure areas into compliance were formulated. Additionally, during Phase Two, we began interviewing hardware, software, market feed, and firmware vendors for Year 2000 compliance plans. The results of the first and second phases were used to develop a compliance/renovation approach, budget, and project plan which includes an analysis of compliance strategies, cost parameters and timelines. During Phase Three, which is currently in process, we will complete the renovations of software and applications, implement hardware patches, develop project contingencies and complete final testing. Phase Four will complete the process with the development of a contingency plan for any hardware or software failure. We expect to be substantially Year 2000 compliant by the end of August 1999 with respect to our mission-critical computing infrastructure, associated applications, and strategic vendors/suppliers.


         The costs we incurred during 1998 to address the Year 2000 compliance were approximately $143,750. We estimate we will incur a maximum of $500,000 in direct costs during 1999 to support our compliance initiatives. Although we expect to be Year 2000 compliant on or before December 31, 1999, we cannot assure you that we will not experience serious unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in our internal systems or by failures of our vendors and partners to address their Year 2000 issues in a timely and effective manner.

         Should miscalculations or other operational errors occur as a result of the Year 2000 issue, we, or the parties on which we depend, may be unable to produce reliable information or to process routine transactions. Furthermore, in the worst case, we, or the parties on which we depend, may, for an extended period of time, be incapable of conducting critical business activities which include, but are not limited to, the production and delivery of our Internet sites, invoicing customers and paying vendors, which could have a material adverse effect on our business, prospects, financial condition and operating results.

WE MAY NOT BE ABLE TO ACQUIRE OR MAINTAIN EFFECTIVE WEB ADDRESSES

         We hold rights to various Web domain names, including "cbs.sportsline.com," "golfweb.com" and "vegasinsider.com," among others. Governmental agencies typically regulate domain names. These regulations are subject to change. We may not be able to acquire or maintain appropriate domain names in all countries in which we do business. Furthermore, regulations governing domain names may not protect our trademarks and similar proprietary rights. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or diminish the value of our trademarks and other proprietary rights.

THE PRICE OF THE NOTES AND OUR COMMON STOCK IS HIGHLY VOLATILE


         The trading price of the notes and our Common Stock fluctuates significantly. For example, during the 52-week period ended June 30, 1999, the reported closing price of our common stock on the Nasdaq National Market was as high as $57.81 and as low as $7.69. Trading prices of the notes and the common stock may fluctuate in response to a number of events and factors, such as:

         -        quarterly variations in operating results,

         -        announcements of technological innovations,

         - new services, products and strategic developments by us or our competitors,

         - changes in financial estimates or recommendations by securities analysts, and

         -        the operating and stock price performance of other companies.

         In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of companies within certain industry groups such as technology companies and Internet-related companies in particular, and that often has been unrelated to the operating performance of such companies. These broad market fluctuations may materially adversely affect the trading price of the notes and the common stock, regardless of our operating performance.

THE NOTES ARE SUBORDINATED TO OUR SENIOR DEBT

         The notes are unsecured and subordinated to our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or acceleration of the notes due to an event of default, we will pay our obligations on the notes only after we have paid all of our senior indebtedness in full. Our assets may not be sufficient to cover amounts due on any of the notes. The notes also will be effectively subordinated to the liabilities, including trade payables, of any of our subsidiaries.


         As of June 30, 1999, we had no material indebtedness outstanding that constituted senior indebtedness. Neither we nor our subsidiaries are prohibited under the indenture from incurring additional debt. Additional debt could prevent us from meeting our obligations on the notes. From time to time we and our subsidiaries likely will incur additional debt, including senior indebtedness. See "Description of Notes - Subordination of Notes."


REDEMPTION OF THE NOTES IS SUBJECT TO CERTAIN LIMITATIONS

         We may not have sufficient funds to pay the repurchase price in cash on a repurchase event. In addition, a repurchase event may result in a default under one or more agreements governing our senior indebtedness, whether the repurchase price is paid in common stock or cash. In this event, the subordination provisions may prevent us from making any cash payment on the notes, including a payment of the repurchase price, unless we first obtained the consent of the holders of defaulted senior indebtedness or repay the senior indebtedness in full.

         The repurchase event may have the effect of delaying, deferring or preventing a change of control or other attempt to acquire control of us. As a result, the right may render more difficult a merger, consolidation or tender offer, or an assumption of control by a holder of a large block of our shares and the removal of incumbent management. The change of control repurchase feature was a result of negotiations between us and the initial purchasers in the initial private placement. The repurchase feature is not the result of our knowledge of any specific effort to accumulate shares of common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by us to adopt a series of anti-takeover provisions. We have no present intention to engage in a transaction involving a change of control, although it is possible that we would decide to do so in the future.

THERE IS CURRENTLY NO PUBLIC MARKET FOR THE NOTES

         The initial purchasers of the notes, though they have advised us that they intend to make a market in the notes, are not obligated to do so and may discontinue market making at any time without notice. Their market-making activity will be subject to the limits imposed by the securities laws. We cannot guarantee that the market for the notes will be maintained. The trading price of notes will decline if there ceases to be an active trading market for them. We do not intend to apply for listing of the notes on any securities exchange.

                                USE OF PROCEEDS

         We will not receive any proceeds from the sale of the notes or the common stock by the selling security holders.


                       RATIO OF EARNINGS TO FIXED CHARGES

         The following table shows the amounts by which our earnings were insufficient to cover fixed charges on a historical basis for the fiscal years indicated, except for 1994, our initial year of operations, which began in February 1994. Earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest charges and the portion of rent expense under operating leases representing interest, which is estimated to be one-third of rent expense.

                                                                                                  Three months ended
                                                                                                        March 31,
                                                                                                  ------------------
                                          1994        1995       1996       1997        1998       1998       1999
                                          ----        ----       ----       ----        ----       ----       ----

Amount by which earnings were
insufficient to cover fixed charges
(in thousands)........................    $404       $6,108     $16,103    $34,177    $35,509     $9,006     $10,128

                              DESCRIPTION OF NOTES

         The notes were issued under an indenture dated as of March 15, 1999, between us and State Street Bank and Trust Company, as trustee. Many of the terms and conditions applicable to the notes are contained in the indenture. The following summarizes some, but not all, of the provisions of the notes and the indenture. Prospective buyers of notes should refer to the actual terms of the notes and the indenture for the definitive terms and conditions. The indenture and a form of the notes have been filed as exhibits to the registration statement of which this prospectus is a part. As used in this Description of notes, the words "we," "us," or "our" do not include any of our subsidiaries.

GENERAL

         The aggregate principal amount of the notes is limited to $150,000,000. The notes will be issued in fully registered form and denominated in integral multiples of $1,000. The notes will mature on April 1, 2006 unless earlier converted, redeemed or repurchased.

         The notes bear interest at an annual rate of 5%. Interest will be paid on April 1 and October 1 of each year, commencing October 1, 1999, and upon maturity, redemption and repurchase. The record dates for payment of interest on the notes is March 15 and September 15. If any payment date falls on a day that is not a business day, payment will be made on the next business day and no additional interest will be paid. Interest will be computed the basis of a 360 day year comprised of twelve 30-day months.

         We will maintain an office in the Borough of Manhattan, State of New York where notes may be presented for registration, transfer, exchange or conversion. Initially this will be an office or agency of the trustee. Interest payable on the notes will generally be paid by check and mailed to the holders of record as of the close of business on the last Business Day before the related record date. Holders of more than $2,000,000 of notes may request that their interest be paid by wire transfer.

         We are not restricted under the indenture from entering into any transaction or altering the nature of our business, even if the transaction or alteration would be detrimental to the holders of the notes. For example, we may incur substantial amounts of debt or sell our assets to an acquiror without violating the terms of the indenture. If the transaction involves a "change of control," a holder will have the right to require us to repurchase their notes, in the manner described in "--Repurchase at Option of Holders Upon a Repurchase Event." Dividends, stock splits and other distributions may result in an adjustment to the conversion price of the notes.

         Holders will not be required to pay a service charge for registration or transfer of their notes. However, we may require you to pay any tax or other governmental charge in connection with the transfer. We are not required to exchange or register the transfer of:

         - any notes selected for redemption for a period of 15 days prior to redemption,

         -        any note or portion selected for redemption,

         -        any note or portion surrendered for conversion, or

         - any note or portion surrendered for repurchase but not withdrawn in connection with a repurchase event.

         The notes will have no sinking fund. A sinking fund is a custodial or similar account into which regularly scheduled deposits are made for purposes of redeeming or repurchasing of securities.

CONVERSION

         Each holder may convert its notes, in whole or in part, into our common stock at an initial conversion rate of 15.355 shares of common stock per $1,000 principal amount of notes, which is equivalent to a conversion price of approximately $65.125 per share. A note may be converted at any time prior to the close of business on the final maturity date of the notes. If the notes are called for redemption, the holder's conversion rights on the called notes will expire at the close of business of the last business day before the redemption date. Any note that has been presented for repurchase following a repurchase event may only be converted if the holder delivers a notice of withdrawal prior to the close of business on the last business day before the repurchase date.

         A holder may exercise the right to convert their notes in denominations of integral multiples of $1,000 by delivering their notes to the office of our conversion agent accompanied by a conversion notice in the form required by the indenture. If the date of conversion occurs on or after a record date, but before the next interest payment date, and we have not called the notes for redemption, the notes to be converted and conversion notice must be accompanied by a payment equal to the amount of the interest payable on the next interest payment date. Instead of issuing a fractional share upon conversion, we will pay a cash adjustment based on the closing market price of the common stock on the last business day before the date of conversion.

         A holder that presents a note for conversion will not be required to pay any taxes or duties resulting from the issuance of our common stock, but a holder will be required to pay any tax or duty resulting from the issuance of common stock in the name of any person other than the holder.

         The conversion price shall initially be $1,000 divided by the conversion rate of 15.355 and shall be adjusted upon certain events including:

         - our issuing common stock as a dividend or distribution on our common stock,

         - our dividing or combining our outstanding shares of common stock into a different number of shares,

         - subject to certain exceptions, our issuing rights or warrants to all holders of our common stock to purchase common stock at less than the current market price of the common stock,

         - our making a dividend or distribution to the holders of our common stock of capital stock or debt or assets, excluding:

                  - common stock distributions covered by the first bullet point,

                  - right or warrant distributions covered by the third bullet point, and

                  -        cash distributions covered by the next bullet point,

         - our paying a cash dividend or distribution to all holders of our common stock or our repurchasing any shares of our common stock (whether by tender offer or otherwise) in a transaction in which all holders of our common stock are invited to participate if, when aggregated with all other dividends, distributions or repurchases during the prior 12 calendar months for which no adjustment to the conversion price has been made, the dividend, distribution or repurchase exceeds 10% of the Company's market capitalization (calculated by multiplying the current market price of its common stock by the number of outstanding shares of common stock, on a fully diluted basis), and

         - payment on certain tender offers or exchange offers by a third party if, as of the closing date of the offer, our board of directors does not recommend rejection of the offer.

         We will only make an adjustment in the last bullet point if the tender offer increases the person's ownership to more than 25% of our outstanding common stock. We won't make any adjustment in the last bullet point if the tender offer is a merger or transaction described below under "--Consolidation, Merger or Assumption."

         If we implement a stockholders' rights plan that grants rights to the holders of our common stock, the indenture requires that the plan also allow the holders of notes to receive the same rights upon conversion of the notes into common stock, on a share-for-share basis.

         In the event of any reclassification or other change in our common stock, or our consolidation, merger, or combination with or into another entity or a sale or conveyance to another person of our property and assets as an entirety or substantially as an entirety, that results in the holders of our common stock becoming entitled to receive stock, other securities, cash or other property or assets on or in exchange for their shares of common stock, the holders will generally be entitled to convert their notes into the type of property or assets that they would have received had the notes been converted immediately before such event. If the holders of common stock have the right to chose between or among alternative types of property, the holders of notes will receive the kind and amount of property received per share by a plurality of non-electing shares. All references in this Description of notes to "common stock" in the context of any holder's right to convert should be construed to mean either our common stock or the other property into which the note is convertible.

         The holders of notes or common stock issuable upon conversion of the notes may, in certain circumstances, be deemed to have received a distribution or dividend subject to United States income tax as a result of an adjustment (or the nonoccurrence of an adjustment) to the conversion price. See "Certain Federal Income Tax Considerations."

         We are permitted to reduce the conversion price of the notes for certain periods of time, if our Board of Directors deems it advisable. Any such reduction shall be effective for not less than 20 days. We may also reduce the conversion price to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event. We are required to give at least 15 days prior notice of any such reduction.

         No adjustment in the conversion price will be required unless it would result in a change in the conversion price of at least 1%. Any adjustment not made will be taken into account in subsequent adjustments.

OPTIONAL REDEMPTION BY US

         On or after April 2, 2002, we may elect to redeem all or part of the notes. We will provide the holders at least 30 but not more than 60 days' notice of our intent to redeem.

         If we elect to redeem the notes the redemption price will be as follows, expressed as a percentage of the principal amount of the notes to be redeemed:

                                                                                                      Redemption
      Redemption Date                                                                                    Price
      ---------------                                                                                    -----

      From April 2, 2002 through March 31, 2003...............................................          102.857%
      From April 1, 2003 through March 31, 2004...............................................          102.143
      From April 1, 2004 through March 31, 2005...............................................          101.429
      From April 1, 2005 through March 31, 2006...............................................          100.714

         and 100% at April 1, 2006.

         We will also pay accrued interest to, but excluding, the date of redemption. If a redemption date occurs on an interest payment date, the interest will be payable to the holder of record as of the record date.

         In the event of a partial redemption, the trustee will select the notes to be redeemed by lot, or in its discretion, on a pro rata basis or by any other method that the trustee considers fair and appropriate, as long as the method chosen is not prohibited by any exchange or automated market. Partial redemptions of any note must be in integral multiples of $1,000. A new note will be issued having a principal amount equal to the unredeemed principal portion of the old note. In the event that a holder partially converts a note that has been called for a partial redemption, the conversion shall first reduce the portion of the note called for redemption.

         In addition, we may at any time or from time to time repurchase notes in the open market or in private transactions. We will cancel any notes that we repurchase.

REPURCHASE AT OPTION OF HOLDERS UPON A REPURCHASE EVENT

         If a repurchase event occurs, each holder will have the right to require us to repurchase all or part of its notes on the 40th calendar day after the date that we mail a notice of repurchase to the holders. The purchase price will be 100% of the principal amount of the notes. We will also pay accrued interest to, but excluding, the repurchase date. However, if a repurchase date occurs on an interest payment date, the interest becoming due on the interest payment date will be payable to the holder of record on the Record Date, which will satisfy our obligation to otherwise pay interest in connection with the repurchase.

         At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in shares of our common stock, valued at 95% of the average of the closing prices of our common stock for the five consecutive trading days prior to such repurchase. We may not make payment in shares of our common stock unless we satisfy certain conditions with respect to such payment set forth in the indenture.

         We are required to mail a notice to each holder of record within 15 calendar days after the occurrence of a repurchase event. The notice must describe the repurchase event, the holder's right to elect repurchase of the notes and the repurchase date. We must deliver a copy of the notice to the trustee and cause a copy, or a summary of the notice, to be published in a newspaper of general circulation in the City of New York. A holder may exercise its repurchase rights by delivering written notice to us and the trustee indicating that the holder has elected to exercise its repurchase rights. The notice is to be accompanied by the notes endorsed for transfer to us. The exercise notice is to be delivered to us on or before the close of business on the 35th calendar day after the date the repurchase notice is mailed.

         A "change in control" will be deemed to have occurred when:

         - any person or group is or becomes the beneficial owner of shares representing more than 50% of our voting stock,

         - our stockholders approve any plan or proposal for our liquidation, dissolution or winding up,

         -        we

                  (A) consolidate with or merge into any other corporation or any other corporation merges into us and our outstanding common stock is changed or exchanged for other assets or securities unless our stockholders immediately before the transaction own immediately following the transaction at least 51% of the combined voting power of the corporation resulting from the transaction in substantially the same proportion as their ownership of our voting stock immediately before the transaction, or

                  (B) convey, transfer or lease all or substantially all of our assets to any person, or

         - any time continuing directors do not constitute a majority of our Board of Directors.

         A change in control will not be deemed to have occurred if:

         - the last sale price of our common stock for any five trading days during the ten trading days immediately before any event listed in the bullet points above is at least equal to 105% of the conversion price in effect on that day, or

         - in the case of a merger or consolidation, all of the consideration in such merger or consolidation constituting the change in control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market and as a result of the transaction the notes become convertible solely into that common stock.

         The term "continuing director" means at any date a member of our Board of Directors:

         - who was a member of our Board of Directors on March 19, 1999, or

         - who was nominated or elected by at least a majority of the directors who were continuing directors at the time of the nomination or election or whose election to our Board of Directors was recommended by at least a majority of the directors who were continuing directors at the time of the nomination or election or by the nominating committee comprised of our independent directors.

         The term "repurchase event" means a change in control or a termination of trading.

         A "termination of trading" is considered to have occurred if our common stock is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

         If the phrase "all or substantially all" used in the definition of change in control were to be interpreted, the interpretation would likely depend on the facts and circumstances existing at such time. As a result, there may be uncertainty as to whether or not a sale or transfer of "all or substantially all" of our assets has occurred.

         We may not have sufficient funds to pay the repurchase price in cash on a repurchase event. In addition, a repurchase event may result in a default under one or more agreements governing our senior indebtedness, whether the repurchase price is paid in common stock or cash. In this event, the subordination provisions may prevent us from making any cash payment on the notes, including a payment of the repurchase price, unless we first obtained the consent of the holders of defaulted senior indebtedness or repay the senior indebtedness in full.

         The repurchase event may have the effect of delaying, deferring or preventing a change of control or other attempt to acquire control of us. As a result, the right may render more difficult a merger, consolidation or tender offer, or an assumption of control by a holder of a large block of our shares and the removal of incumbent management. The change of control repurchase feature was a result of negotiations between us and the initial purchasers in the initial private placement. The repurchase feature is not the result of our knowledge of any specific effort to accumulate shares of common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by us to adopt a series of anti-takeover provisions. We have no present intention to engage in a transaction involving a change of control, although it is possible that we would decide to do so in the future.

         Rule 13e-4 under the Exchange Act requires the distribution of certain information to security holders in the event of certain issuer tender offers and may apply in the event of a repurchase. We will comply with this rule to the extent applicable.

SUBORDINATION

         All payments under the notes are subordinate to the prior payment in full of all existing and future senior indebtedness as provided in the indenture. Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization of us, payments on the notes will be subordinated in right of payment to the prior payment in full of all senior indebtedness. However, if the notes are accelerated following an event of default, the holders of any senior indebtedness then outstanding will be entitled to payment in full before the holders of the notes are entitled to receive any payment on the notes.

         In addition, we may not make any payments on the notes if:

         - we fail to pay any payment on any designated senior indebtedness beyond any grace period, or

         - any other default occurs and is continuing under any designated senior indebtedness that permits holders of the designated senior indebtedness to accelerate the maturity of any designated senior indebtedness and the holders of designated senior indebtedness send the trustee and us a payment blockage notice of the default.

         We may resume making payments on the notes

         - in the case of a payment default, when the default is cured or waived or ceases to exist, and

         - in the case of a nonpayment default, the earlier of when the default is cured or waived or ceases to exist or 179 days after receipt of the payment blockage notice.

         No new period of payment blockage may be commenced pursuant to a payment blockage notice unless:

         - 365 days have elapsed since our receipt of the prior payment blockage notice, and

         - all scheduled payments on the notes have been paid in full, or, if not paid in full, neither the trustee nor any of the holders of notes has begun proceedings to enforce the right of the holders to receive such payments.

         No default that existed on any senior indebtedness on the date of delivery of any payment blockage notice may be the basis for a subsequent payment blockage notice.

         The term "senior indebtedness" means the principal, premium, if any, and interest on, including bankruptcy interest, and any other payment on the following:

         - all indebtedness of SportsLine for money borrowed that is evidenced by notes, debentures, bonds or other securities,

         - all indebtedness of SportsLine due and owing with respect to letters of credit,

         - all indebtedness or other obligations of SportsLine due and owing with respect to interest rate and currency swap agreements, cap, floor and collar agreements, currency spot and forward contracts and other similar agreements and arrangements,

         - all indebtedness consisting of commitment or standby fees due and payable to lending institutions with respect to credit facilities or letters of credit available to SportsLine,

         - all obligations of SportsLine under leases required or permitted to be capitalized under generally accepted accounting principles,

         - all indebtedness or obligations of the type listed in the bullet points above assumed by or guaranteed by SportsLine or in effect guaranteed, directly or indirectly, by SportsLine through an agreement to purchase, and

         - any amendments or modifications of indebtedness of type listed in the bullet points above.

         Senior indebtedness shall not include:

         - any debt or amendment or modification that is not senior to or is on the same basis as the notes,

         -        any indebtedness to any or our subsidiaries,

         - indebtedness for trade payables or the deferred purchase price of assets or services incurred in the ordinary course of business, or

         -        the notes.

         The term "designated senior indebtedness" means our obligations under any senior indebtedness that expressly provides that it shall be designated senior indebtedness.

         If the trustee or any holder of notes receives any payment or distribution of our assets of any kind on the notes in contravention of any of the terms of the indenture, then such payment or distribution will be held by the recipient in trust for the benefit of the holders of senior indebtedness, and will be immediately paid or delivered to the holders of senior indebtedness or their representative or representatives.

         We are the sole obligor on the notes. If, in the future, a significant portion of our consolidated operations is conducted through our subsidiaries, the cash flow and our ability to service our debt may be dependent upon the earnings of these subsidiaries and the distribution of those earnings to us. Each subsidiary will be a separate legal entity, will not be required to guaranty our obligations with respect to the notes and will have no obligation to pay any amounts due on the notes or to make any funds available for payment on the notes. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory, contractual or other restrictions. Our right to receive assets of any of our subsidiaries upon its liquidation or reorganization will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors and even if those claims do not include "senior indebtedness" of that subsidiary, and that subsidiary's preferred stockholders.


         The indenture will not prevent us from incurring additional indebtedness, including senior indebtedness. As of June 30, 1999, we had no material indebtedness outstanding which constituted senior indebtedness.


         The subordination provisions of the indenture and the notes will not prevent the occurrence of any default or event of default or limit the rights of any holder of notes to pursue any other rights or remedies with respect to the notes.

         As a result of the subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceedings, holders of the notes may receive less than other creditors on a ratable basis.

EVENTS OF DEFAULT AND REMEDIES

         The following events constitute "events of default" under the indenture:

         - our failure to pay the principal of, or premium, if any, on any of the notes when due,

         - our failure to pay interest or liquidated damages on the notes when due if such failure continues for 30 days,

         - our failure to deliver shares of our common stock required to be delivered upon conversion of a note if the failure continues for 5 days,

         - our failure to perform any covenant in the indenture if such failure continues for 60 days after notice is given by the trustee or by the holders of not less than 25% of the notes,

         - our failure following a repurchase event to repurchase any notes,

         -        our failure to provide timely notice of a repurchase event,

         - our failure or the failure of any of our significant subsidiaries to make any payments on any Indebtedness following any applicable grace periods, in an amount in excess of $15,000,000 and such amount has not been paid or discharged within 30 days after notice is given in accordance with the indenture,

         - a default by us or any of our significant subsidiaries on any indebtedness that results in the acceleration of indebtedness in an amount in excess of $15,000,000 and such indebtedness or such acceleration has not been discharged for 30 days after notice is given in accordance with the indenture, or

         - certain events involving bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries.

         The trustee is generally required, within 90 days after its becoming aware of a default, to provide the registered holders of the notes written notice of the default. Except in the case of a payment default, the trustee will not be required to deliver a default notice if it determines in good faith that withholding the notice is in the best interest of the holders of the notes.

         If an event of default has occurred and is continuing, the trustee, or the holders of not less than 25% of the notes, may declare all amounts outstanding on the notes to be immediately due and payable. If an event of default occurs resulting from the bankruptcy, insolvency or reorganization of us, all unpaid principal of and accrued interest on the outstanding notes would become due and payable immediately without any declaration or other act on the part of the trustee or holders of notes.

         Holders of a majority of the notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee, subject to certain limitations. Before proceeding to exercise any right or power under the indenture at the direction of the holders, the trustee will be entitled to receive from such holders reasonable security or indemnity against any costs, expenses and liabilities that it might incur as a result. Following an event of default for nonpayment, each holder to which such default pertains will have the absolute right to institute suit to enforce payment of any notes held by it.

         Generally, the holders of not less than a majority of the notes may waive any default or event of default. However, the consent of all holders will be required to waive any default and events of default relating to:

         -        a failure by us to make payment on any note,

         -        a failure by us to convert any note into common stock, or

         - a failure by us to comply with any of the provisions of the indenture that would require the consent of affected holders to modify.

      We are required, within 120 days of the end of each fiscal year, to send the trustee a statement of certain of our officers:

         - stating whether or not to the best of their knowledge we are out of compliance with any terms of the indenture or the notes, and

         - specifying, if any of them has any such knowledge that we are out of compliance, the nature of the default.

         We are also required to deliver to the trustee a statement specifying the nature of any default of which we are aware and any action we have taken to cure the default.

CONSOLIDATION, MERGER OR ASSUMPTION

         We may not consolidate or merge into another person or sell, lease, convey or transfer all or substantially all of our assets to another person unless:

         -        either

                  (A) in the case of a merger or consolidation that does not involve a transfer of all or substantially all of our assets, we are the surviving entity, or

                  (B) the resulting corporation is a U.S. corporation and expressly assumes all of our obligations under the notes and the indenture,

         -        no default or event of default exists or would occur, and

         -        certain other conditions are satisfied.

MODIFICATIONS OF THE INDENTURE

         With the consent of the holders of not less than a majority of the notes, we and the trustee may modify the indenture, any supplemental indenture or the notes. However, the following modifications require the consent of each holder:

         -        an extension of the maturity of any note,

         - a reduction in the rate or an extension of the time or payment of interest on any note,

         -        a reduction in the principal amount of any note,

         - a reduction in any amount payable upon redemption or repurchase of any note,

         - any change in our obligation to repurchase any note upon a repurchase event if adverse to any holder,

         - any change that adversely affects the right of any holder to institute suit for the payment of any note,

         -        any change in currency in which any note is payable,

         -        any adverse modification to the right to convert the notes,

         - any adverse modification of the subordination provisions of the notes, or

         - any change to the percentage required to consent to modifications and amendments.

SATISFACTION AND DISCHARGE

         We may discharge our obligations under the indenture while notes remain outstanding if:

         - all notes are within one year of their scheduled maturity or the date on which they are scheduled for redemption, and

         - we have deposited with the trustee an amount sufficient to pay all outstanding notes on their scheduled maturity or redemption date.

REGISTRATION RIGHTS OF THE HOLDERS OF THE NOTES

         Under a registration rights agreement, we are generally required to keep the shelf registration statement of which this prospectus is a part effective until the earlier of (1) the sale of all the securities registered under this prospectus and (2) the expiration of the holding period for the securities held by people or entities that are not our affiliates under Rule 144(k) under the Securities Act. We may suspend the use of this prospectus under certain circumstances relating to pending corporate developments, public filings with the Securities and Exchange Commission and similar events for a period not to exceed an aggregate of 90 days in any period of 365 consecutive days. We must pay predetermined liquidated damages (i) for the notes, at a rate per annum equal to 0.5% of the principal amount of the notes, and (ii) for any shares of common stock issued on conversion of the notes, at a rate per annum equal to 0.5% of the conversion price, if the prospectus is unavailable for periods in excess of those permitted above.

         A holder who sells notes or common stock issued upon conversion of the notes pursuant to this prospectus generally must be named as a selling holder, deliver this prospectus to purchasers and be bound by certain provisions of the registration rights agreement. We will pay all expenses of the shelf registration statement, provide to each registered holder copies of such prospectus and take certain other actions as are required to permit unrestricted resales of the notes and the common stock.

         A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

GOVERNING LAW

         The indenture and the notes will be governed by the laws of the State of New York without regard to conflicts of laws principles.

CONCERNING THE TRUSTEE

         State Street Bank and Trust Company, the trustee under the indenture, has been appointed by us as the initial paying agent, conversion agent, registrar and custodian with regard to the notes. An affiliate of the trustee is the transfer agent for our common stock. We may maintain deposit accounts and conduct other banking transactions with the trustee or its affiliates in the ordinary course of business, and the trustee and its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

         If the trustee becomes a creditor of us, the indenture and the Trust Indenture Act of 1939, as amended, may limit the right of the trustee to obtain payment on or realize on security for its claims. If the trustee develops any conflicting interest with the holders of notes or us, it must eliminate the conflict or resign.

                          DESCRIPTION OF CAPITAL STOCK


         Our authorized capital stock consists of 200,000,000 shares of common stock, $.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. The following statements are brief summaries of certain provisions relating to our capital stock contained in our Certificate of Incorporation and Bylaws and in the laws of Delaware.


COMMON STOCK


         As of June 30, 1999, there were 22,748,228 shares of our common stock outstanding. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.


PREFERRED STOCK


         As of June 30, 1999, we had no shares of preferred stock outstanding. Our Board of Directors is authorized, without further shareholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. We have no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

         Certain of our security holders are entitled to require us to register under the Securities Act, up to a total of approximately 10.1 million shares of our common stock (including 1.4 million shares of our common stock which is issuable upon the exercise of warrants). In the event we propose to register any of our securities under the Securities Act at any time, these security holders, subject to certain exceptions, have the right to include their shares in the registration. In addition, some of these security holders also have the right, subject to certain conditions and limitations, to require us to prepare and file a registration statement under the Securities Act with respect to their shares. We are generally required to bear the expenses of all these registrations, except underwriting discounts and commissions.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

         We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who acquired 15% or more the corporation's outstanding voting stock without the prior approval of the corporation's board of directors) for three years following the date that such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not "opted out" of the provisions of Section 203.

         In addition, certain provisions of our Certificate of Incorporation and Bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

                  Classified Board of Directors. Our Board of Directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of our directors will be elected each year. These provisions, when coupled with the provision of our Certificate of Incorporation authorizing only the Board of Directors to fill vacant directorships or increase the size of the Board of Directors, may deter a shareholder from removing incumbent directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

                  Shareholder Action; Special Meeting of Shareholders. Our Certificate of Incorporation provides that shareholders may not take action by written consent, but only at duly called annual or special meetings of shareholders. Our Certificate of Incorporation further provides that special meetings of our shareholders may be called only by the Chairman of the Board of Directors or a majority of the Board of Directors.

                  Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our Bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely notice in writing. To be timely, a shareholder's notice must be delivered to or mailed and received at our principal executive offices, not less than 120 days nor more than 150 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year's annual meeting. For example, the date of the notice for our 1999 Annual Meeting is May 14, 1999. Accordingly, a shareholder's notice to bring business before our 2000 Annual Meeting must be received by us by January 17, 2000. Our Bylaws also specify certain requirements for a shareholder's notice to be in proper written form. These provisions may preclude shareholders from bringing matters before the shareholders at an annual meeting or from making nominations for directors at an annual meeting.

                  Authorized But Unissued Shares. The authorized but unissued shares of our common stock and preferred stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock may enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management.

         Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our Certificate of Incorporation requires the affirmative vote of the holders of at least 80% of the combined voting power of the outstanding shares of our capital stock entitled to vote for the election of directors to amend or repeal any of the provisions of our Certificate of Incorporation listed above. This 80% shareholder vote is also required to amend or repeal any of the provisions of our Bylaws listed above, although these Bylaws provisions may also be amended or repealed by a majority vote of the entire Board of Directors. This 80% shareholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might be outstanding at the time any such amendments are submitted to stockholders.

LIMITATION OF LIABILITY AND INDEMNIFICATION

         Delaware law authorizes a Delaware corporation to eliminate or limit the personal liability of a director to the corporation and its stockholders for monetary damages for breach of certain fiduciary duties as a director. We believe that such a provision is beneficial in attracting and retaining qualified directors, and accordingly our Certificate includes a provision eliminating liability for monetary damages for any breach of fiduciary duty as a director, except as provided under Delaware law. Pursuant to Delaware law, our directors are not insulated from liability for breach of their duty of loyalty (requiring that, in making a business decision, directors act in good faith and in the honest belief that the action was taken in the best interest of the corporation), or for certain other claims. The foregoing provisions of our Certificate may reduce the likelihood of success of derivative litigation against directors for breaches of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our common stock is EquiServe, Canton, Massachusetts.

                  UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         This section summarizes the material United States federal income tax consequences of purchasing, owning, and disposing of the notes and the common stock into which you may convert the notes. This summary is not a complete analysis of all the potential tax consequences that you may need to consider before investing based on your particular circumstances.

         This summary is based on the Internal Revenue Code of 1986, as amended, the applicable Treasury regulations promulgated or proposed under the Internal Revenue Code, judicial authority and administrative rulings and practice. Any of these may change, possibly on a retroactive basis.

         This summary deals only with beneficial owners of notes and common stock who hold the notes and common stock as "capital assets." It does not address tax consequences under any special tax rules. Special rules may apply, for example, to banks, tax-exempt organizations, pension funds, insurance companies, dealers in securities or foreign currencies, persons participating in a hedging transaction or a "straddle" or "conversion transaction," or persons that have a "functional currency" other than the U.S. dollar. In addition, this discussion does not address the tax consequences to non-U.S. holders. We have not sought any ruling from the Internal Revenue Service with respect to the statements and conclusions in this summary. We cannot guarantee that the IRS will agree with these statements and conclusions.

         Before you invest in the notes, you should consult your own tax adviser to determine how the United States federal income and estate tax laws apply to your particular situation and for information about any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

PAYMENT OF INTEREST

         You generally must include interest on a note in your income as ordinary income at the time you receive or accrue the interest based on your method of accounting for United States federal income tax purposes. We must pay liquidated damages to holders of the notes in certain circumstances. According to Treasury regulations, the possibility of liquidated damages being paid on the notes will not affect the amount of interest income you recognize, in advance of the payment of any liquidated damages, if there is only a remote chance as of the date the notes were issued that you will receive liquidated damages. We believe that the likelihood that we will pay liquidated damages is remote. Therefore, we do not intend to treat the potential payment of liquidated damages as part of the yield to maturity of any note. However, if we pay liquidated damages, you would treat the payments as interest income when you receive them. Similarly, we intend to take the position that the likelihood of a repurchase of the notes upon a repurchase event is remote, and likewise do not intend to treat the possibility of any premium payable on a repurchase as affecting the yield to maturity of any note.

MARKET DISCOUNT

         If you purchase a note for an amount that is less than the principal amount of the note, the difference will be "market discount" for United States federal income tax purposes, unless the difference is less than one-fourth (1/4) of one percent of the principal amount of the note multiplied by the number of complete years to maturity (after you acquire the note). Under the rules on market discount, you will be required to treat any partial principal payment on a note, or any gain on a sale, exchange or redemption of a note, as ordinary income up to the amount of the market discount that has accrued as of the time of the payment or disposition, to the extent you have not previously included such market discount in ordinary income. In addition, you may be required to defer, until the earlier of the maturity date of the note or the date you dispose of the note in a taxable transaction, the deduction of part or all of the interest expense on any debt you may incur to purchase the note or any debt you keep outstanding to carry the note.

         Any market discount on a note will accrue during the period starting on the date you acquire the note and ending on the maturity date of the note. The market discount will accrue ratably unless you make an election to accrue the market discount on the note on a constant interest method. You also may elect to include market discount in income for United States federal income tax purposes as it accrues (on either the ratable or constant interest method). If you make that election, the rule described above requiring the deferral of deductions for interest expense will not apply. If you make an election to include market discount in income currently, that election will apply to all market discount obligations that you acquire on or after the first day of the first taxable year to which your election applies, and the election may not be revoked without the consent of the IRS.

AMORTIZABLE BOND PREMIUM

         If you purchase a note for an amount that is more than the principal amount of the note, the excess will be "amortizable bond premium". You may elect to amortize the premium over the remaining term of the note on a constant yield method. However, if you purchase the note at a time when we may redeem the note at our option for an amount greater than the note's principal amount, the amount of amortizable bond premium will be determined based on the earlier call date and the call price payable on that earlier call date, if the result of that calculation would be a smaller amortizable bond premium. If an earlier call date is used in calculating the amount of amortizable bond premium and the note is not called on that date, the note will be treated as maturing on that call date and then reissued on that date for an amount equal to the call price on that date, with the amortizable bond premium being recalculated under these rules on that date. Amortizable bond premium, as it accrues, will reduce the amount of interest payments on the note on which you are taxable and will reduce your adjusted tax basis in the note.

         Once you make an election to amortize bond premium on any debt obligation, including the notes, that election will apply to all debt obligations that you own on the first day of the taxable year to which the election relates and to all debt obligations that you acquire after that day. You make revoke the election only with the consent of the IRS. If you do not elect to amortize bond premium, the amount of the premium will decrease the amount of any gain or increase the amount of any loss you recognize on a disposition of the note.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES

         You generally will recognize gain or loss on the sale, exchange (other than a conversion) or redemption of a note equal to the difference between (1) the amount of cash proceeds and the fair market value of any property you receive on the sale, exchange or redemption (except any portion that is accrued interest income, which is taxable as ordinary income) and (2) your adjusted tax basis in the note. Your adjusted tax basis generally will equal the cost of the note to you, reduced by any principal payments you have received and any amortizable bond premium you have taken into account and increased by any market discount you have included in income. That gain or loss generally will be capital gain or loss, except to the extent of any accrued market discount (see "--Market Discount" above). Capital gain or loss will be long-term if you have held the note for more than one year and will be short-term if you have held the note for one year or less. Long-term capital gains for noncorporate taxpayers, including individuals, are taxed at a maximum rate of 20%, and short-term capital gains at a maximum rate of 39.6%. Corporate taxpayers pay a maximum regular tax rate of 35% on all net capital gains and ordinary income.

CONVERSION OF THE NOTES

         You generally will not recognize any income, gain or loss on conversion of a note into common stock, except for any cash you receive instead of a fractional share of common stock. Your tax basis in the common stock will be the same as your adjusted tax basis in the note at the time of conversion. For capital gains purposes, your holding period for the common stock will generally include the holding period of the note you converted.

         You should treat cash you receive instead of a fractional share of common stock as a payment in exchange for the fractional share of common stock. This will result in capital gain or loss (measured by the difference between the cash you receive for the fractional share and your adjusted tax basis in the fractional share).

DIVIDENDS ON COMMON STOCK

         Generally a distribution on common stock (probably including any liquidated damages) is treated as a dividend and taxed as ordinary income to the extent of our current and/or accumulated earnings and profits. A distribution in excess of earnings and profits is treated as a tax-free return of capital to the extent of your tax basis in the common stock, on a share-by-share basis, and then as gain from the sale or exchange of such stock.

         A dividend to a corporate holder may qualify for a deduction of 70% of the dividend received, subject to limitations in certain cases, if the holder owns less than 20% of the voting power and value of our stock (disregarding certain nonvoting, nonconvertible, nonparticipating preferred stock). A corporate holder that owns 20% or more of the voting power or value of our stock (similarly disregarding such preferred stock) generally will qualify for an 80% dividends received deduction.

ADJUSTMENTS TO CONVERSION PRICE

         The conversion price of the notes may change under certain circumstances. In such a case, you may be treated as having received a constructive distribution whether or not you ever exercise your conversion privilege. The constructive distribution will be taxed as ordinary income, subject to a possible dividends received deduction if you are a corporate holder, to the extent of our current and/or accumulated earnings and profits, if, and to the extent that, the adjustment in the conversion price increases your proportionate interest in our assets or earnings and profits. Moreover, common stockholders will generally be treated as having received a constructive distribution if there is not a full adjustment to the conversion price of our notes to reflect a stock dividend or other event increasing the proportionate interest of the common stockholders in our assets or earnings and profits. In such an event, the constructive distribution will be taxable as ordinary income (subject to a possible dividends received deduction if you are a corporate holder) to the extent of our current and/or accumulated earnings and profits. At this time, we have a deficit in accumulated earnings and profits and have no current earnings and profits.

SALE OF COMMON STOCK

         On the sale or exchange of common stock, you generally will recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of any property you receive on the sale or exchange and
(2) your adjusted tax basis in the common stock. This capital gain or loss will be long-term if you have held the stock for more than one year and will be short-term if you have held the stock for one year or less. Long-term capital gains for noncorporate taxpayers, including individuals, are taxed at a maximum rate of 20%, and short-term capital gains at a maximum rate of 39.6%. A holder's basis and holding period in common stock received upon conversion of a note are determined as discussed above under "Conversion of the Notes." Corporate taxpayers pay a maximum regular tax rate of 35% on all net capital gains and ordinary income.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

         In general, a broker or we must report to the Internal Revenue Service payments of principal, premium and interest on a note, payments of dividends on common stock, payments of the proceeds of the sale or exchange of a note and payments of the proceeds of the sale or exchange of common stock. The payer or broker must backup withhold at the rate of 31% if

         - the payee fails to furnish a taxpayer identification number to the payer or broker or establish an exemption from backup withholding,

         - the IRS notifies the payer or broker that the number furnished by the payee is incorrect,

         - the payee has underreported interest, dividends or original issue discount, or

         - the payee has failed to certify under penalties of perjury that he or she is not subject to backup withholding under the Code.

         Certain holders, including all corporations, are exempt from backup withholding. You may credit any amounts withheld under the backup withholding rules against your United States federal income tax or receive a refund, if you furnish the required information to the IRS.

         Treasury regulations that apply to payments made after December 31, 2000 will modify current information reporting and backup withholding procedures and requirements. These regulations provide certain presumptions regarding the status of holders when payments to the holders cannot be reliably associated with appropriate documentation provided to the payer. For payments made after December 31, 2000, holders must provide certification, if applicable, that conforms to the requirements of the regulations, subject to certain transitional rules permitting certification in accordance with current Treasury regulations until December 31, 2000. Because the application of these regulations may depend on your particular circumstances, we urge you to consult your tax adviser regarding the application of these regulations.

                            SELLING SECURITY HOLDERS

         The notes were originally issued by us and sold by the initial purchasers in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers or other institutional accredited investors. Selling security holders, which term includes their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.


         The following table sets forth information, as of July 14, 1999, with respect to the selling security holders and the respective principal amounts of notes and the underlying common stock beneficially owned by each selling security holder that may be offered pursuant to this prospectus.



                                            PRINCIPAL
                                            AMOUNT OF
                                              NOTES
                                           BENEFICIALLY       PERCENTAGE OF     NUMBER OF SHARES      PERCENTAGE OF
                                            OWNED AND             NOTES         OF COMMON STOCK        COMMON STOCK
               NAME                       OFFERED HEREBY       OUTSTANDING     OFFERED HEREBY (1)    OUTSTANDING (2)
-----------------------------------       --------------      -------------    ------------------    ---------------

AAM/Zazove Institutional Income
   Fund, L.P.......................        $ 3,000,000             2.0%              46,065                 *
AIG/National Union Fire
Insurance..........................            580,000               *                8,905                 *
Allstate Insurance Company.........          2,000,000             1.3               30,710                 *
Alta Partners Holdings, LDC........          6,000,000             4.0               92,130                 *
Arpeggio Fund, LP..................            300,000               *                4,606                 *
Associated Electric & Gas
   Insurance Services Ltd..........            400,000               *                6,142                 *
BancBoston Robertson
   Stephens........................         20,000,000            13.3              307,100               1.4%
Bancroft Convertible Fund, Inc.....            500,000               *                7,677                 *
Baystate Health Systems, Inc.......             35,000               *                  537                 *
Bear, Sterns & Co. Inc.                      5,000,000             3.3               76,775                 *
BNP Arbitrage SNC                            7,500,000             5.0              115,162                 *
Calamos Convertible Hedge
   Limited Partnership.............            200,000               *                3,071                 *
Calamos Strategic Income Fund......             60,000               *                  921                 *
Christian Science Trustees for
   Gifts and Endowments............            490,000               *                7,523                 *
Conseco Fund Group -
   Convertible Securities Fund.....            375,000               *                5,758                 *
Conseco Health Insurance Co. -
   Convertible.....................            375,000               *                5,758                 *
Conseco Senior Health Insurance
   Co. - Convertible ..............            375,000               *                5,758                 *
Conseco Variable Insurance Co. -
   Convertible.....................            375,000               *                5,758                 *
Convexity Partners LP..............            550,000               *                8,445                 *
David Lipscomb University
   General Endowment...............             20,000               *                  307                 *
Declaration of Trust for the
   Defined Benefit Plans of ICI
   American Holdings Inc...........            975,000               *               14,971                 *
Declaration of Trust for the
   Defined Benefit Plans of
   ZENECA Holdings Inc.............            645,000               *                9,903                 *
Delaware PERS......................            700,000               *               10,748                 *
Delaware State Employees'

                                            PRINCIPAL
                                            AMOUNT OF
                                              NOTES
                                           BENEFICIALLY       PERCENTAGE OF     NUMBER OF SHARES      PERCENTAGE OF
                                            OWNED AND             NOTES         OF COMMON STOCK        COMMON STOCK
               NAME                       OFFERED HEREBY       OUTSTANDING     OFFERED HEREBY (1)    OUTSTANDING (2)
-----------------------------------       --------------      -------------    ------------------    ---------------

   Retirement Fund.................          1,245,000               *               19,116                 *
Deutsche Bank Securities Inc.......         16,030,000            10.7              246,140               1.1
Donaldson, Lufkin &
   Jenrette Securities Corp........            700,000               *               10,748                 *
Ellsworth Convertible
   Growth and Income Fund, Inc.....            500,000               *                7,677                 *
First Church of Christ, Scientist -
   Endowment.......................            535,000               *                8,214                 *
Forest Alternative Strategies Fund
   II LP A5I.......................            125,000               *                1,919                 *
Forest Alternative Strategies Fund
   II LP A5M.......................             60,000               *                  921                 *
Forest Fulcrum Fund LP.............          3,150,000             2.1               48,368                 *
Forest Global Convertible Fund
   Series A-5......................          6,825,000             4.6              104,797                 *
Foundation Account No. 1...........            305,000               *                4,683                 *
Grace Brothers, LTD................            750,000               *               11,516                 *
Greyhound Lines....................            100,000               *                1,535                 *
Gryphon Domestic III, LLC..........          1,400,000               *               21,497                 *
Hamilton Partners Limited..........          1,000,000               *               15,355                 *
Hudson River Trust Balanced
   Account.........................            200,000               *                3,071                 *
Hudson River Trust Growth
   Investors.......................            260,000               *                3,992                 *
Hudson River Trust Growth &
   Income Account..................            615,000               *                9,443                 *
ICI American Holdings Trust........            305,000               *                4,683                 *
Investcorp SAM Fund Limited........          2,400,000             1.6               36,852                 *
Jackson Investment Fund LTD........            470,000               *                7,216                 *
JMG Convertible
   Investments, L.P................          3,195,000             2.1               49,059                 *
Kentfield Trading Ltd..............          6,000,000             4.0               92,130                 *
LDG Limited........................            300,000               *                4,606                 *
Lincoln National Convertible
   Securities Fund.................          1,000,000               *               15,355                 *
LLC Account No. 1..................            165,000               *                2,533                 *
LLT Limited........................             90,000               *                1,381                 *
Massachusetts Mutual Life
   Insurance Company...............            700,000               *               10,748                 *
MassMutual Corporate
   Investors.......................            240,000               *                3,685                 *
MassMutual Corporate
   Value Partners Limited..........            425,000               *                6,525                 *
MassMutual High Yield Partners
   II LLC..........................            700,000               *               10,748                 *
MassMutual Participation
   Investors.......................            125,000               *                1,919                 *
Memphis Light, Gas & Water
   Retirement Fund.................            260,000               *                3,992                 *
MFS Series Trust I - MFS
   Convertible Securities Fund.....             13,000               *                  199                 *

                                            PRINCIPAL
                                            AMOUNT OF
                                              NOTES
                                           BENEFICIALLY       PERCENTAGE OF     NUMBER OF SHARES      PERCENTAGE OF
                                            OWNED AND             NOTES         OF COMMON STOCK        COMMON STOCK
               NAME                       OFFERED HEREBY       OUTSTANDING     OFFERED HEREBY (1)    OUTSTANDING (2)
-----------------------------------       --------------      -------------    ------------------    ---------------

MFS Series Trust V - MFS Total
   Return Fund.....................          3,500,000             2.3               53,742                 *
Nalco Chemical Company.............            145,000               *                2,226                 *
National Union Fire Insurance
   Company of Pittsburgh...........            500,000               *                7,677                 *
Oppenheimer Convertible
   Securities Fund.................          1,775,000             1.2               27,255                 *
PaceSetter 1, LP...................          1,915,000             1.3               29,404                 *
Peoples Benefit Life
   Insurance Company...............          5,000,000             3.3               76,775                 *
Rhapsody Fund, LP..................            400,000               *                6,142                 *
S G Cowen Securities Corp..........          2,000,000             1.3               30,710                 *
Saar Holdings CDO Limited..........            275,000               *                4,222                 *
Southern Farm Bureau Life
   Insurance - FRIC................            870,000               *               13,358                 *
Starvest Combined Portfolio........            835,000               *               12,821                 *
Starvest Managed Portfolio.........            125,000               *                1,919                 *
State of Oregon Equity.............          3,470,000             2.3               53,281                 *
State of Oregon/SIAF
   Corporation.....................          3,390,000             2.3               52,053                 *
Summer Hill Global Partners L.P....            110,000               *                1,689                 *
The Class IC Company, Ltd..........          1,000,000               *               15,355                 *
The Frist Foundation...............             55,000               *                  844                 *
TQA Arbitrage Fund, L.P............            750,000               *               11,516                 *
TQA Leverage Fund, LP..............          1,960,000             1.3               30,095                 *
TQA Vantage Fund, Ltd..............          3,950,000             2.6               60,652                 *
TQA Vantage Plus Fund, Ltd.........            700,000               *               10,748                 *
Triton Capital Investments, LTD....         12,045,000             8.0              184,950                 *
Value Line Convertible Fund........            250,000               *                3,838                 *
Warburg Dillon Read LLC............          1,050,000               *               16,122                 *
Winchester Convertible Plus Ltd....            430,000               *                6,602                 *
Zeneca Holdings Trust..............            305,000               *                4,683                 *
Any other holder of notes or
   future transferees from any such
   holder (3)......................          2,552,000             2.0               39,185                 *

* Less than one percent.


--------------
(1) Assumes conversion of all of the holder's notes at the initial conversion rate of 15.355 shares of common stock per $1,000 principal amount of notes. This initial conversion price may be adjusted under certain circumstances. As a result, the number of shares issuable upon conversion of the notes may increase or decrease.


(2) Calculated pursuant to Rule 13d-3(d)(i) of the Exchange Act based on 22,748,228 shares of common stock outstanding as of June 30, 1999. In calculating the percentage for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of the applicable holder's notes. However, we did not assume the conversion of any other holder's notes.


(3) Information about other selling security holders will be set forth in prospectus supplements, if required.

         We prepared this table based on the information supplied to us by the selling security holders named in the table.

         The selling security holders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information is presented in the above table. Information about the selling security holders may change over time. Any changed information will be set forth in prospectus supplements.

         Because the selling security holders may offer all or some of their notes or the underlying common stock from time to time, we can not estimate the amount of notes or the underlying common stock that will be held by the selling security holders upon the termination of any particular offering. Please see "Plan of Distribution" for additional information.

                              PLAN OF DISTRIBUTION

         We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

         -        directly by the selling security holders, or

         - through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers of the notes and the underlying common stock.

         The selling security holders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be "underwriters." As a result, any profits on the sale of the notes and the underlying common stock by selling security holders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling security holders were deemed to be underwriters, the selling security holders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

         If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling security holders will be responsible for underwriting discounts or commissions or agent's commissions.

         The notes and the underlying common stock may be sold in one or more transactions at:

         -        fixed prices,

         -        prevailing market prices at the time of sale,

         -        varying prices determined at the time of sale, or

         -        negotiated prices.

         These sales may be effected in transactions:

         - on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of our common stock,

         -        in the over-the-counter market,

         - in transactions otherwise than on such exchanges or services or in the over-the-counter market, or

         -        through the writing of options.

         These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

         In connection with sales of the notes and the underlying common stock or otherwise, the selling security holders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling security holders may also sell the notes and underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers that in turn may sell the notes and the underlying common stock.

         Our common stock trades on the Nasdaq National Market under the symbol "SPLN". We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes.

         There can be no assurance that any selling security holder will sell any or all of the notes or the underlying common stock pursuant to this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

         The selling security holders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling security holders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

         Pursuant to the registration rights agreement that has been filed as an exhibit to the registration statement of which this prospectus is a part, we and the selling security holders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

         We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                  LEGAL MATTERS

         Greenberg Traurig, P.A., Miami, Florida will provide us with an opinion as to legal matters in connection with the notes and the common stock offered by this prospectus.

                                     EXPERTS

         The consolidated balance sheets of SportsLine USA, Inc. as of December 31, 1997 and 1998, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998 incorporated herein by reference have been audited by Arthur Andersen LLP, independent certified public accountants, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said report.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any documents we file at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC's Website at "http://www.sec.gov."

         The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we later file with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act until this offering is completed:

           1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998,

           2. Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999,

           3.       Our Current Report on Form 8-K filed on February 25, 1999,

           4.       Our Current Reports on Form 8-K filed on March 19, 1999,

           5. Our Proxy Statement for our 1999 Annual Meeting filed on May 17, 1999, and

           6. The description of our Common Stock contained in the Registration Statement on Form 8-A filed on November 7, 1997, under Section 12(g) of the Exchange Act.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

         SportsLine USA, Inc.
         6340 N.W. 5th Way
         Fort Lauderdale, Florida  33309
         Attention:  Investor Relations
         (954) 351-2120

         You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling security holders may not make an offer of the notes or our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                              [SPORTSLINE USA LOGO]

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.        OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The Company estimates that expenses payable by it in connection with the offering described in this registration statement (other than underwriting discounts and commissions) will be as follows:

         Securities and Exchange Commission registration fee..................            $   41,700
         Nasdaq National Market listing fee...................................                17,500
         Printing expenses....................................................                20,000
         Transfer Agent and Registrar Fees....................................                15,000
         Accounting fees and expenses.........................................                10,000
         Legal fees and expenses..............................................                40,000
         Miscellaneous........................................................                 5,800
                                                                                          ----------
              Total...........................................................            $  150,000

         All amounts except the Securities and Exchange Commission registration fee and the Nasdaq National Market additional listing fee are estimated.

         The Company will pay all expenses of registration of the shares being sold by the Selling security holders, excluding fees and expenses of counsel, if any, to the Selling security holders, any commissions, discounts or concessions, and transfer or other taxes, which shall be borne by the Selling security holders.

ITEM 15.        INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company has authority under Section 145 of the Delaware General Corporation Law to indemnify its directors and officers to the extent provided in such statute. The Company's Amended and Restated Certificate of Incorporation, incorporated by reference as Exhibit 3.2 to this Registration Statement, provides that the Company shall indemnify its executive officers and directors to the fullest extent permitted by law either now or hereafter. The Company has also entered into an agreement with each of its directors and certain of its officers, in the form incorporated by reference in this Registration Statement as Exhibit 10.2, wherein it has agreed to indemnify each of them to the fullest extent permitted by law.

         At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

Item 16.        Exhibits


 EXHIBIT            DESCRIPTION
 -------            -----------

   3.1            Amended and Restated Certificate of Incorporation of SportsLine USA, Inc. (3.1) (1)
   3.2            Amendment of Article IV of the Amended and Restated Certificate of Incorporation of SportsLine
                  USA, Inc. (2)
   3.3            Form of Amended and Restated Bylaws (3.2) (1)
   4.1            Indenture, dated as of March 15, 1999, between the Company and State Street Bank and Trust
                  Company, as trustee, including the form of the 5% Convertible Subordinated Notes due 2006 attached as Exhibit A thereto (9)
   4.2            Registration Rights Agreement, dated as of March 15, 1999, for the benefit of the holders of the 5% Convertible Subordinated Notes due 2006 (9)
   5.1            Opinion of Greenberg Traurig, P.A., counsel to the Company regarding the legality of the 5%
                  Convertible Subordinated Notes due 2006 and the common stock into which the 5% Convertible
                  Subordinated Notes due 2006 are convertible. (9)
  10.1            1995 Stock Option Plan (10.1) (3)*
  10.2            Form of Indemnification Agreement between the Company and each of its directors and executive officers (10.2) (3)
  10.3            1997 Incentive Compensation Plan (10.3) (3)*
  10.4            Employee Stock Purchase Plan (10.4) (3)*
  10.5            Amended and Restated Investors' Rights Agreement dated as of September  25, 1996, among the
                  Company, the holders of the Company's Series A, Series B and Series C Preferred Stock, The
                  Estate of Burk Zanft and Michael Levy (10.5) (3)
  10.6            Agreement dated March 5, 1997 between the Company and CBS Inc. (10.6) (3)
  10.7            Consulting Agreement dated September 1, 1994, between the Company and Horrow Sports Ventures
                  (10.10) (3)*
  10.8            Agreement dated June 1996 between the Company and Michael P. Schulhof (10.11) (3)*
  10.9            Agreement dated August 1994 between the Company and Planned Licensing, Inc. (10.12)
  10.10           Employment Agreement dated as of September 1, 1997, between the Company and Kenneth W. Sanders
                  (10.13) (3)*
  10.11           Stock Option between the Company and Gerry Hogan (10.19) (4)*
  10.12           Agreement and Plan of Merger dated as of January 15, 1998, among the Company, GolfWeb.Com, Inc.
                  and GolfWeb (excluding Exhibits thereto), and Amendment No. 1 to the Merger Agreement dated of
                  January 29, 1998, among the Company, GolfWeb.Com, Inc. and GolfWeb (2.1; 2.2) (5)
  10.13           Employment Agreement dated as of June 15, 1998, between the Company and Michael Levy (10.1) (6)*
  10.14           Form of Letter Agreement entered into between the Company and each of Kenneth W. Sanders, Mark
                  J. Mariani, Andrew Sturner and Thomas Jessiman (10.2) (6)*
  10.15+          Premier Sports Information and Commerce Agreement, effective as of October 1, 1998, by and between the Company and America Online, Inc. (10.1) (7)
  10.16           Amendment to Agreement, effective as of January 1, 1999, between the Company and CBS
                  Broadcasting, Inc. (99.1) (8)
  12.1            Computation of Ratio of Earnings to Fixed Charges (9)
  23.1            Consent of Arthur Andersen LLP (2)
  23.2            Consent of Greenberg Traurig, P.A. (contained in Exhibit 5.1)
  24.1            Power of Attorney (9)
  25.1            Form T-1  Statement of Eligibility of State Street Bank and Trust Company to act as trustee under the indenture governing the 5% Convertible Subordinated Notes due 2006 (9)


------------------
(1) Incorporated by reference to an exhibit shown in the preceding parentheses and filed with the Company's Registration Statement on Form S-1 (Registration No. 333-62685).
(2)      Filed herewith.
(3) Incorporated by reference to an exhibit shown in the preceding parentheses and filed with the Company's Registration Statement on Form S-1 (Registration No. 333-25259).

(4) Incorporated by reference to an exhibit shown in the preceding parentheses and filed with the Company's Registration Statement on Form S-8 (Registration No. 333-46029).
(5) Incorporated by reference to the exhibit shown in the preceding parentheses and filed with the Company's Report on Form 8-K (Event of January 29, 1998).
(6) Incorporated by reference to the exhibit shown in the preceding parentheses and filed with the Company's Report on Form 10-Q for the quarterly period ending June 30, 1998.
(7) Incorporated by reference to the exhibit shown in the preceding parentheses and filed with the Company's Report on Form 10-Q for the quarterly period ending September 30, 1998.
(8) Incorporated by reference to the exhibit shown in the preceding parentheses and filed with the Company's Report on Form 8-K (Event of February 10, 1999).

(9)      Previously filed.


+        Confidential treatment granted to certain portions of this Exhibit.
*        Management Contract or Compensatory Plan

ITEM 17.        UNDERTAKINGS

         (a)      The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i)      To include any prospectus required by
                           section 10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities

(other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida, on July 16, 1999.


                                            SPORTSLINE USA, INC.



                                            By: /s/ Michael Levy
                                               ---------------------------------
                                                    Michael Levy, President and
                                                    Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.



           SIGNATURE                                     TITLE                                            DATE
           ---------                                     -----                                            ----

 /s/ Michael Levy                             President, Chief Executive Officer and                  July 16, 1999
-----------------------------------------     Director (principal executive officer)

Michael Levy


 /s/ Kenneth W. Sanders                       Chief Financial Officer                                 July 16, 1999
-----------------------------------------     (principal financial and accounting officer)

Kenneth W. Sanders

                  *                           Director                                                July 16, 1999
-----------------------------------------

Thomas Cullen

                  *                           Director                                                July 16, 1999
-----------------------------------------

Gerry Hogan

                  *                           Director                                                July 16, 1999
-----------------------------------------

Richard B. Horrow

                  *                           Director                                                July 16, 1999
-----------------------------------------

Joseph Lacob

                  *                           Director                                                July 16, 1999
-----------------------------------------

Sean McManus

                  *                           Director                                                July 16, 1999
-----------------------------------------

Andrew Nibley

                                              Director
-----------------------------------------

Fredric G. Reynolds

                  *                           Director                                                July 16, 1999
-----------------------------------------

Michael P. Schulhof

                  *                           Director                                                July 16, 1999
-----------------------------------------

James C. Walsh



* By: /s/ Michael Levy
-----------------------------------------
      Michael Levy
      as Attorney-in-Fact

                                  EXHIBIT INDEX



 3.2 Amendment of Article IV of the Amended and Restated Certificate of Incorporation of Sportsline USA, Inc.


23.1     Consent of Arthur Andersen LLP